

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 1, 2010

Mr. Gordon Steblin, Chief Financial Officer
Freegold Ventures Limited
507 – 1540 West 2nd Avenue
Vancouver, British Columbia CANADA V6J 1H2

    Re: Freegold Ventures Limited
           Form 20-F for the Fiscal Year Ended December 31, 2008
           Filed April 27, 2009
           File No. 0-29840

Dear Mr. Steblin:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2008</u>

1.   Please submit your initial response as correspondence on the EDGAR system.

<u>Controls and Procedures, page 113</u>

2.   We have considered your responses to our prior comments in our letters of December 4 and 11, 2009. Please provide management's conclusion as to the effectiveness of your internal control over financial reporting (i.e. effective or not effective). Any weakness in internal control over financial reporting that

management should be evaluated by management to determine if it constitutes a material weakness. You should provide a description of any material weaknesses, the potential impact on your financial statements and remedial steps that have been taken to correct it. A material weakness would preclude a conclusion that such controls are effective.

3.   The failure to file management's report on Internal Control over Financial Reporting in your Form 20-F rendered your annual report materially deficient. Therefore, please further amend the Form 20-F to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

Exhibit 5, page 123

4.   The identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Also, the title of the exhibit should be "Certifications". In future filings, the title should be changed to "Certifications" and the name of the certifying individual at the beginning of the certification should not include the individual's title.

Exhibit 99.1

Independent Auditors' report, page 2

5.   Revise your Form 20-F for the Fiscal Year Ended December 31, 2008 to provide the audit report of your independent registered public accounting firm for the year ended December 31, 2006.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief